April 18, 2011

James E. O’Connor, Esquire
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Global Real Estate Investments Fund (the “Company” or the “Fund”)
SEC File Numbers: 333-172408 and 811-22322

Dear Mr. O’Connor:

On behalf of the Company, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided by letter dated March 29, 2011, regarding the Company’s registration statement on Form N-1A filed under the Securities Act of 1933 (the “Registration Statement”) applicable to Class A shares of the Company.

We have set forth below the text of each comment, followed by the Company’s responses.

Cover Pages

1.  Please delete the redundant mention of "Class A."

Response:  The disclosure has been deleted as requested.

2.  Please delete the internet address and phone number.

Response:  The disclosure has been deleted as requested.

3.  Please include the exchange ticker symbol of the shares. See Item 1(a)(2) of Form N-l A.

Response:  The exchange ticker symbol has been added to the cover page.

4.  Please delete the paragraph preceding the "Table of Contents." (I.e., "you should rely only on the information contained or incorporated by reference in this prospectus subsequent to the date of this prospectus.")

Response:  The disclosure has been deleted as requested.

Summary Section - Fees and Expenses of the Fund, page 1

1.  Since there is only one class of shares being offered by the Fund, please delete from the fee table the column heading: "Class A."

Response:  The disclosure has been deleted as requested.

2.  The disclosure, on page 34, states that wire redemptions are subject to a $15 fee. Please disclose the wire redemption fee in the fee table. See Instruction 2(b) to Item 3 of Form N-l A.

Response:  The Fund responds by stating that this fee is only applicable in those instances where a shareholder redeems shares via wire.  Because this is not a uniform charge for all redemptions of Fund shares, the Fund does not consider it appropriate to disclose this fee in the “Fees and Expenses of the Fund” section.  Accordingly, the Fund respectfully declines to make the requested revision.

3.  "Other Expenses" in the table are "3.86%” which, according to footnote "4," are "based on net assets of $ 11,000,000." Please replace this percentage with a percentage that is based on the amounts shown as expenses in the Fund's statement of operations. See Instruction 3(c)(i) to Item 3 of Form N-l A. We note that "Other Expenses" shown in the fee table for the Fund's registration statement filed on Form N-2, on January 21, 2011, are 11.02%.

Response:  The percentage has been replaced with 10.03%, which is based on the amounts shown as expenses in the Fund’s statement of operations.

4.  The components of "Other Expenses" include both a parenthetical "(includes Interest Expense and Dividends on Short Positions)" and a subcaption "Shareholder Servicing Fee." This presentation is confusing. Please use either subcaptions or a parenthetical. See Instruction 3(c)(iii) to Item 3 of Form N-1A.

Response:  The presentation has been revised to include “Shareholder Servicing Fee” in the parenthetical.

5.  Please explain the parenthetical reference to short sales in the "Other Expenses" caption. Footnote "4" states that "the Fund will not sell securities short..."

Response:  The parenthetical reference to short sales in the “Other Expenses” caption has been deleted.

6.  Please delete footnotes "1" through "4." They are neither permitted nor required by Item 3 of Form N-l A. See General Instruction C.3(b) to Form N-l A.

Response:  The disclosure has been deleted as requested.

7.  Please add a footnote to "Total Annual Fund Operating Expenses" disclosing the fees and expenses incurred indirectly by the Fund as a result of its investment in the shares of one or more REITs.

Response: Please note that the Fund is not able to determine the fees and expenses incurred indirectly as a result of its investment in the shares of one or more REITs and is not aware of the requirement to do so under the Form N-1A, and therefore, respectfully declines.

8.  Please confirm that the "Expense Limitation Agreement" will remain in effect for no less than one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-l A.

Response:  The Fund confirms that the Expense Limitation Agreement will remain in effect for no less than one year from the effective date of the registration statement.  However, please note that the Board has approved a merger of the Fund into a soon to be newly created series of another investment company which merger is subject to shareholder approval.  If the merger is approved, the Fund is not able to represent what effect the merger would have on the Expense Limitation Agreement.

9.  Please modify the "Expense Limitation Agreement" footnote to disclose that prior year expenses can only be recaptured if the current year expense ratio is less than the expense cap in place at the time the prior year expenses were waived. See the 2009 AICPA Audit Risk Alert, Investment Companies Industry Developments, ARA-INV.71.

Response:  The disclosure has been amended as requested.

10.  If "Acquired Fund Fees and Expenses" are excluded from the expense limitation agreement, please specify this in footnote "5".

Response:  “Acquired Fund Fees and Expenses” is excluded from the expense limitation agreement; therefore, such additional disclosure has been made in a footnote.

11.  If the operating expense limitation agreement is not part of the investment advisory agreement, please file it as an exhibit to the registration statement. See Item 28(h) of Form N-l A.

Response:  The operating expense limitation agreement has been filed as an exhibit to the registration statement by incorporating by reference to the first pre-effective amendment to the Fund’s registration statement on Form N-2, SEC file no. 333-160919, filed on October 13, 2009.

12.  Please change the last caption in the fee table to: "Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement." Why does this caption show 2.67%, but footnote "5" refers to 2.75%?

Response:  The last caption in the fee table has been amended as requested.  Please note that the caption actually showed 2.76% which represented the expense limitation of 2.75% plus the Acquired Fund Fees and Expenses of .01%.

13.  Please add a line item for Acquired Fund Fees and Expenses since this amount is .01%. See Instruction 3(f)(i) to Item 3 of Form N-l A.

Response:  A line item has been added for Acquired Fund Fees and Expenses.

14.  In the "Example 1 update the "1 Year," "3 Years," "5 Years," and "10 Years" calculations to take into account the expense limitation for only one year. The current calculations appear to take into account the expense limitation for all 10 years.

Response:  The disclosure has been amended as requested.

15.  Since the Fund does not impose sales charges on reinvested dividends and other distributions, please delete the statement following the fee table.

Response:  The disclosure has been deleted as requested.

16.  On December 29, 2010, the Adviser executed a promissory note payable to James Alpha Management, LLC. The principal amount of the Note was $250,000 and it was used exclusively to pay financial obligations of the Adviser to the Fund created by the Expense Limitation Agreement. Please disclose, where appropriate in the prospectus, the details of this transaction, including why it was necessary for the Adviser to execute the note and the period for which the reimbursement was owed to the Fund by the Adviser. It appears to us that the Fund may have made, in effect, a loan to the Adviser of the amount owed to the Fund over the period of its forbearance. Please explain to us why this is not the case.

Response:  The prospectus has been amended to disclose that on December 29, 2010, the Adviser executed a promissory note payable to James Alpha Management, LLC. Throughout 2010, the Fund's accrued operating expenses exceeded 2.75% of its assets before the limitation established by the Expense Limitation Agreement was applied. At year-end, in order to pay the full outstanding amount of the Fund's expenses incurred over the course of the year, the Adviser was obligated to pay all remaining expenses over the 2.75% limitation.  Therefore, to pay these expenses, the Adviser entered into the promissory note payable to James Alpha Management, LLC for $250,000, all of which was used to pay these unpaid expenses and settle the Adviser's outstanding portion of their obligation to the Fund under the Expense Limitation Agreement.

Summary Section - Principal Investment Strategies, page 3

1.  The prospectus contains the following descriptions of the Fund's principal investment strategy:

a)  The first paragraph of this section states that "under normal market conditions, the Fund's strategy is to invest its net assets in publicly-traded REITs and other publicly-traded "real estate securities" [emphasis added] that are included in the FTSE EPRA/NAREIT Global Real Estate Index."

b)  The second paragraph of this section and the "Investment Strategies" section, on pages 9 and 10, state that a "Model" is used by the Adviser "to screen for the securities in which the Fund may invest. The Model identifies qualifying securities exclusively [emphasis added] from among those contained in the Index."

c)  The second paragraph of the section "Investment Objective and Policies," on page 8, states that "under normal circumstances, the Fund invests at least 80% of its net assets in REITs and other "real estate securities," [emphasis added].

These descriptions appear to be inconsistent with one another because of the way the prospectus defines the term "real estate securities." The term "real estate securities" is defined, on pages 4 and 8, to "include the securities of any issuer that derives at least 50% of its gross revenues or net profits from either (i) the ownership, development, construction, financing, management or sale of commercial real estate or (ii) products or services related to the real estate industry, like building supplies or mortgage servicing." Based on this broad definition of "real estate securities," it appears that the Fund intends to invest in the securities of "issuers" that are not eligible for inclusion in the more narrowly constituted FTSE EPRA/NAREIT Global Real Estate Index.

Specifically, we note that the FTSE EPRA/NAREIT Global Real Estate Index includes only "real estate companies" that "have derived, in the previous full financial year, at least 75 percent of their total EBITDA from relevant real estate activities," defined as "as the ownership, trading and development of income-producing real estate." According to the "eligibility criteria" of the index "relevant real estate activities" exclude: "a) The financing of real estate; b) The provision of construction management, general contracting and project management services; c) The provision of property management, facilities management, brokerage, investment management funds and services;...f) Companies for which the ownership of real property is incidental to the primary revenue generating activities, including those companies in the gaming, theme park and other entertainment businesses."

Please clarify, throughout the prospectus, whether the Fund intends to invest in all the securities included in the defined term "real estate securities" or "exclusively" in those "real estate securities" issued by the companies included in the FTSE EPRA/NAREIT Global Real Estate Index. In addition to being inconsistent, neither "a" nor "c" satisfy the requirements of Rule 35d-l under the 1940 Act. Please clarify, in both the Item 4 and the Item 9 disclosure, that, under normal circumstances, the Fund will invest at least 80% of its total assets in REITs and other real estate securities [that are included in the FTSE EPRA/NAREIT Global Real Estate Index].

Response:  The disclosure has been amended throughout the prospectus to clarify that the Fund will only invest in REITs and other publicly-traded real estate securities that are contained in the FTSE EPRA/NAREIT Developed Real Estate Index.  The definition of “real estate securities” has been revised as follows to conform with the Index definition:  securities of any issuer that derived in the previous full fiscal year at least 75% of its total EBIDA from either (i) the ownership, development, construction, financing, management or sale of commercial real estate or (ii) products or services related to the real estate industry, like building supplies or mortgage servicing.

2.  The disclosure, on page 8, states that "under normal circumstances, the Fund invests at least 40% of its net assets in the securities of issuers located in at least three foreign countries." Please include this statement in the Item 4 disclosure.

Response:  The Item 4 disclosure has been revised to include the statement that "under normal circumstances, the Fund invests at least 40% of its net assets in the securities of issuers located in at least three foreign countries."

3.  The disclosure, on pages 19 and 23, indicates that the Fund's investment strategy is to invest in "small and medium capitalization" companies. This aspect of the Fund's investment strategy, including its risks, should be included in the Item 4 disclosure. Please also disclose the market capitalization range of the "small and medium capitalization" companies in which the Fund invests.

Response:  The disclosure has been added to the Fund’s investment strategy and risks in the Item 4 disclosure.  Additionally, please note that small and medium capitalization companies in the Fund’s portfolio fall within the range of $250 million to $5 billion in equity market capitalization.

Summary Section - Principal Risks of Investing in the Fund, page 4

1.  Given the Fund's high rate of portfolio turnover and the fact that REIT dividends and premiums from expired call options are generally taxable at ordinary income rates, the Fund is more appropriate for investment by IRAs and other tax-deferred accounts. Please consider disclosing this important information in the summary section. See the Instruction to Item 4(b)(l)(i) of Form N-l A.

Response:  This information has been disclosed in the “Portfolio Turnover” and “Portfolio Turnover Risk” sections of the Summary Section as requested.

2.  Please delete the first sentence of the paragraph, "Limited Operating History of the Adviser," on page 4.  Please present as a separate risk, throughout the prospectus, the fact that the Portfolio Manager and the other principals of the Adviser have no experience managing a mutual fund. Their only experience managing an investment company has been managing the Fund in its prior form as a closed-end investment company.

Response:  The risk factor has been amended as follows:

Limited Operating History of the Adviser. The Adviser has a limited operating history and no experience managing a open-end mutual fund.  The Advisor’s only experience managing an investment company has been managing the Fund in its prior form as a closed-end investment company.   However, the Portfolio Manager has experience managing open-end investment companies.

3.  The first sentence of the paragraph, "Common Stock Risk," on page 5, states that "the Fund may invest a significant portion [emphasis added] of its net assets in common stocks and in securities...such as convertible preferred stock." Please define the term: "a significant portion." The next sentence of this paragraph refers to Fund investments in "common stocks and similar equity securities." Please define the term: "similar equity securities." We note that, apart from a repetition of the first-quoted statement, on page 21, there is no mention in the prospectus of the Fund investing in any kind of security other than common stock. We further note that the paragraph, "Investment and Market Risk," on page 17, implies that the Fund invests only in common stock. In addition, the only security for which there is risk disclosure in the prospectus is common stock. Please make clear whether the Fund invests, or intends to invest, in any securities other common stock. If so, specifically describe these securities and include the appropriate risk disclosure.

Response:  The Fund only invests in common stocks and writes covered call options on the shares owned by the Fund.  Accordingly, all references to any other types of equity have been deleted from the disclosure.

4.  Please disclose how much the Fund intends to invest in emerging market companies. Is there a limit on the Fund's ability to invest in emerging market countries, other than the overall foreign countries limit?

Response:  Please note that the Index does not include investments in any emerging market countries.  Accordingly, the Fund does not intend to invest in any companies located in emerging market countries, and the related risk factors have been deleted.

5.  The disclosure, on page 5 and elsewhere in the prospectus, uses the term "Code," as for example in the phrase "qualified dividends under the Code." This term is not defined, however, until page 37. Please define the term "Code" when it is first used in the prospectus.

Response:  The disclosure has been amended as requested.

6.  Please revise the "Portfolio Turnover Risk" paragraph, on page 5, to disclose that the Fund's very high portfolio turnover rates, 848% in the most recent fiscal, has resulted in very high Fund expenses and that such high turnover rates are likely to cause all of the Fund's capital gain distributions to be characterized as short-term capital gains, which are taxable at ordinary income rates.

Response:  The disclosure has been amended as follows:

The Fund's very high portfolio turnover rates, 848% in the most recent fiscal year, has resulted in slightly higher Fund expenses.  Such high turnover rates are likely to cause all of the Fund's capital gain distributions to be characterized as short-term capital gains, which are taxable at ordinary income rates.

Please note that the Fund respectfully disagrees with the statement that the high portfolio turnover rate resulted in very high Fund expenses.  The high turnover rate actually resulted in a minimal increase in expenses and brokerage commissions.

Summary Section - Risk/Return Bar Chart and Table Performance, page 5

1.  Please include a bar chart.

Response:  The bar chart has been included as requested.

2.  Please indicate in the heading, "Life of Fund," in the table, that the Fund commenced operations on October 26, 2009.

Response:  The heading has been revised to disclose the date that the Fund commenced operations.

3.  Please identify the "Index" that is included in the table.

Response:  The Index has been identified in the table as the FTSE EPRA/NAREIT Developed Real Estate Index.

Summary Section - Management, page 6

Please add "on October 26, 2009," to the phrase "Since Inception" in the portfolio manager table.

Response:  The disclosure has been amended as requested.

Summary Section - Purchase and Sale of Fund Shares, page 6

Please delete the statement: "You may invest in the Fund through brokers or agents who...set their own initial and subsequent investment minimums." This statement is neither permitted nor required by Item 6 of Form N-l A. See General Instruction C.3.(b) to Form N-l A.

Response:  The statement has been deleted as requested.

Summary Section - Tax Information, page 6

The disclosure states that "the Fund's distributions are taxable, and will be taxed as ordinary income or capital gains..." Given the Fund's unusually high rate of portfolio turnover, the short-term capital gain character of option premiums, and the fact that most of the dividends paid by the Fund will come from REITs, please revise the disclosures to state that investors should expect that the Fund's capital gain and dividend distributions generally will be taxed at ordinary income rates.

Response:  The disclosure has been amended as requested.

Investment Objective and Policies, page 8

1.  The first paragraph of this section states that "the Fund pursues its investment objective by investing indirectly in a diversified portfolio of high quality, income-producing real estate properties." Please clarify whether this statement refers to any kinds of investments other than REITs. If so, please identify them. Please disclose the percentage of the Fund's assets expected to be invested in REITs.

Response:  The disclosure has been amended to clarify that the Fund invests in REITS and other real estate securities (as defined in the prospectus) that are contained in the Index.   Approximately 75% of the constituents of the Index are REITs; therefore, the Fund intends to invest its assets in generally the same proportion (although it may vary over time).

2.  The disclosure, in the first paragraph, states that "the Fund also seeks to achieve capital appreciation for its shareholders by encouraging long-term investment by marketing the Fund's shares for which no secondary market will exist." Please clarify the meaning of this statement.

Response:  Please note that the statement was deleted as it is no longer applicable to the Fund as an open-end fund.

3.  In the third paragraph, please clarify the kinds of entities that the Fund is investing in when it invests in "securities of foreign issuers of real estate securities."

Response:  The disclosure has been amended to clarify that foreign issuers of real estate securities in which the Fund invests consist of REITs and other corporations engaged in the business of owning, managing and developing commercial and residential real estate properties. All of the foreign issuers of real estate securities in which the Fund invests are listed on major foreign stock exchanges.

Investment Strategy, page 9

Please change the title of this section from "Strategy" to "Strategies."

Response:  The disclosure has been amended as requested.

Quantitative Screening Process, page 10

Please disclose how Green Street Advisors of Newport Beach, California is compensated.

Response:  Please note that Green Street Advisors is not compensated by the Fund.  The Advisor purchases from Green Street Advisors certain raw data in order to run the Model and is responsible for the payment of any amount to purchase such raw data.  Disclosure stating that Green Street is compensated by the Adviser, and not the Fund, has been added as requested.

Covered Call Writing, page 10

1.  Covered call writing appears to be a principal investment strategy. If so, please include disclosure about this strategy and its risks in the summary section.

Response:  The summary section has been amended to include disclosure about the Fund’s covered call writing strategy and its risks.

2.  Please disclose that the Fund will write primarily over-the-counter options.

Response:  The disclosure has been amended as requested.

3.  In addition to this section, a separate section, also describing the Fund's strategy of writing covered calls, appears on page 16. Please combine these two sections.

Response:  The disclosure has been amended as requested.

Other Information Regarding Investment Strategy, page 12

1.  The disclosure states that "the Board may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act..." Please revise the disclosure in this section given the fact that, under section 18(f)(1) of the 1940 Act, open-end funds are not permitted to issue preferred stock.

Response:  The disclosure has been deleted.

2.  Please disclose whether the Fund intends to borrow for leveraging purposes within a year from the effective date of the registration statement. If so, please revise the fee table to reflect the costs of this borrowing.

Response:  Please note that the Fund does not intend to borrow for leveraging purposes within a year from the effective date of the registration statement.

3.  Please clarify the meaning of the statement: "portfolio turnover was elevated due to the impact of the Fund's income-enhancing investment activity, exacerbated by the heightened volatility in the market for REIT shares which created a higher-than-normal level of opportunities for the Fund to realize gains on the sale of portfolio holdings."

Response:  The following disclosure has been added to clarify the statement:

The income-enhancing activities in which the Fund engaged during 2010 involved dividend captures, i.e. the purchase of shares shortly before the shares ex-dividend date in order to capture the dividend amount. In most cases, some or all of the purchased shares were subsequently sold shortly after the dividends were paid, which increased the portfolio’s turnover. During periods of heightened market volatility, like those experienced throughout 2010, portfolio holdings are more likely to reach or exceed portfolio management’s long-term price target earlier than expected, in which case the positions are more likely to be partially or completely liquidated, thereby further adding to portfolio turnover.

4.  Please explain why the Fund expects its portfolio turnover rate to be lower than it was during the fund's first full fiscal year.

Response:  Please note that for the previous fiscal period the Fund distributed to shareholders a significantly higher level of distributions than its original projections, as a result of its income-enhancing activities and the harvesting of short-term gains. Therefore, portfolio management has scaled back the level of both of these activities and thus expects portfolio turnover to be lower in 2011 compared to 2010. Such disclosure has been added as requested.

5.  Please delete the phrase: "although the Fund generally does not intend to trade for short-term profits..." It is not a meaningful limitation, given that the rest of the sentence states: "the Fund may engage in short-term trading strategies... when, in the opinion of the Adviser, investment considerations warrant such action."

Response:  The disclosure has been deleted as requested.

6.  The disclosure states that "higher rates of portfolio turnover (100% or more) would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income." Please substitute a statement that the Fund's high rate of turnover will result in higher brokerage commissions and will cause the Fund's distributions to be characterized as short-term capital gains taxable as ordinary income.

Response:  The disclosure has been revised as requested.

7.  The disclosure states that: "if securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates." Please clarify the additional point that, in the case of the Fund, most of its dividends will be from REITs and the dividends from REITs do not "qualify" for the reduced tax rate on regular corporate dividends.

Response:  The disclosure has been revised as requested.

Real Estate Securities Risks, page 17

The disclosure states that "the Fund concentrates its investments in REITs and the securities of any issuer [of real estate securities]." Please define the term "concentrates."

Response: The disclosure has been revised to clarify that the Fund only invests in REITs and other real estate securities in the Index.

Portfolio Turnover Risk, page 24

Please disclose that, in 2010, the Fund had a portfolio turnover rate of 848%. The disclosure states that "the Fund...anticipates that its annual portfolio turnover rate will ordinarily be between 80% and 120% under normal market conditions." Please add that, as disclosed on page 12, "for 2011, the Fund anticipates that the portfolio turnover rate will be between 200% and 400%." Please also disclose that these unusually high portfolio turnover rates will result in corresponding increases in brokerage commissions and will cause the Fund's capital gain distributions to be characterized as short-term capital gains taxable as ordinary income.

Response:  The disclosure has been revised as requested.

Investment Adviser, page 25

Please disclose the identities of the owners of Ascent Investment Advisors, LLC, and their percentage ownerships.

Response:  The disclosure has been amended to disclose that Ascent Investment Partners, LLC is a newly formed entity, 61% of the interests of which are owned by James Alpha Management, 15% are owned by Andrew J. Duffy, 15% are owned by TTM Investments, LLC of which Randolph S. Lewis is the manager, and the remaining 9% are owned by various minority owners.

Determination of Net Assets Value, page 28

1.  The disclosure states that "to the extent deemed necessary by the Adviser, [emphasis added] the Valuation Committee of the Board will review any securities valued by the Adviser in accordance with the Fund's valuation policies." This statement can be interpreted to mean that the Adviser impermissibly sets the parameters of the Board's required periodic reviews of the appropriateness and accuracy of the valuation process. Please clarify the mechanics of the Fund's fair value pricing process and the nature and extent of the Board's responsibilities in this process. See Rule 38a-1 under the 1940 Act and the discussion in Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Response:  The phrase “to the extent deemed necessary by the Advisor” has been deleted from the disclosure. To date, no securities held in the Fund’s portfolio have required fair valuing.  If circumstances arose that required a security in the Fund’s portfolio to be fair valued, the Board would, at a minimum, review the valuations on a quarterly basis to affirm the Fund’s valuation procedures were and continued to be followed.

2.  The disclosure also states that "the Fund may use a third-party pricing service to assist it in determining the market value of securities in the Fund's portfolio." Rule 38a-l under the 1940 Act requires fund boards to approve the policies and procedures of service providers, and requires that the fund's policies and procedures include provisions for the fund to oversee compliance by its service providers. Please disclose whether the Board will review and approve in advance the policies and procedures of its third-party pricing services and periodically review the accuracy of the prices that third-party pricing services provide.

Response: Pursuant to the Fund’s compliance manual adopted under Rule 38a-1 of the 1940 Act, the Board has delegated responsibility to the Administrator to employ third party pricing service providers, if necessary, at the Fund’s expense.  The Fund does not engage such service providers directly and does not consider any such services engaged by the Administrator to be service providers of the Fund.

How to Purchase Shares, page 29

The disclosure states that "orders are priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund." Please revise this statement by substituting "current net asset value" for "appropriate price" and deleting the phrase "and accepted by the Fund." See Rule 22c-l(a) under the 1940 Act.

Response:  The disclosure has been revised as requested.

Purchase Terms, page 32

The disclosure states that "it is the investor's responsibility to determine whether a reduced sales load would apply." This statement appears to be an attempt to impermissibly shift responsibility for determining the availability of, and informing investors of, breakpoint discounts. "It is the responsibility of firms and their employees selling mutual fund shares to review and understand the terms of the prospectus, and to ensure that customers are aware of and receive applicable breakpoint discounts" (NASD Notice to Members 04-26 (March 2004)). Please delete this statement.

Response:  The disclosure has been deleted as requested.

Dividends and Distributions, page 37

The discussion in this section is generic and does not address the unusual tax treatment of the Fund's dividends and distributions that result from the Fund's very high portfolio turnover rate and its strategies of writing call options and focusing on REIT investing. The first paragraph of the section states that "dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are generally taxable to investors as ordinary income or, under current law, qualified dividend income..." Please delete the phrase "or, under current law, qualified dividend income." The second paragraph states that "the Fund expects that, as a result of its investment objectives and strategies, its distributions will consist primarily of short-term capital gains, which are taxable as ordinary income or, under current law, qualified dividend income, depending on the source of such income to the Fund and any holding period requirements." Please delete the phrase: "or, under current law, qualified dividend...holding period requirements."

Response:  The disclosure has been amended as requested.

U.S. Federal Income Tax Matters, page 37

1.  Please make clear that, given the Fund's very high portfolio turnover rate and its strategy of writing call options, it is likely that most, if not all, of the Fund's capital gain distributions will be short-term capital gains taxable at ordinary income rates. Please also make clear that the short-term capital gains distributed by investment companies are particularly disadvantaged because they are required to be reported as ordinary dividends on the Form 1040 and are ineligible for the netting process of Schedule D of the Form 1040.

Response:  The disclosure has been amended as requested.

2.  The disclosure on page 38 states that "there can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends." Please revise this statement to make clear that it is unlikely that any of the Fund's dividends payments will be classified as qualifying dividends.

Response:  The disclosure has been amended as requested.

3.  The disclosure on page 38 states that "while certain income distributions to shareholders may qualify as qualified dividends, the Fund's objective is to provide dividends regardless of whether they so qualify." Please disclose the percentage of the total dividends paid by the Fund in 2010 that were reported to investors as "qualifying dividends." Please disclose the percentage of the total capital gain distributions paid by the Fund in 2010 that were reported to investors as short-term capital gains.

Response:  The disclosure has been amended to disclose that in 2010, the percentage of dividends paid that were designated as qualified dividend income was 11.40% and the percentage of ordinary income distributions that were designated as short-term capital gain distributions was 69.20%.

Statement of Additional Information

Investment Policies, page B-2

1.  Please describe the continuing asset coverage requirements of Section 18(f)(1), (g), and (h) of the 1940 Act applicable to the Fund's borrowings. Please also clarify how the Fund's fundamental policy on borrowing applies to reverse repurchase agreements and purchasing securities on a when-issued, delayed delivery or forward delivery basis.

Response:  The disclosure has been amended to clarify the Fund’s policy on borrowing, reverse repurchase agreements and purchasing securities on a when-issued, delayed delivery or forward delivery basis.

2.  The fund will write over-the-counter options and invest in emerging market securities - both of which maybe illiquid securities. Please disclose the Fund's policy on investing in illiquid assets.

Response: The disclosure has been amended to clarify that the Fund may write over-the-counter options which may be considered to be illiquid assets, up to a maximum of 15% of its net assets. However, the Fund will not invest in emerging market securities; therefore, such disclosure has been deleted.

3.  The paragraph, "Concentration in the Real Estate Industry," states that "under normal circumstances, the Fund will invest at least 80% of its net assets in [REITs]... and...any issuer that derives at least 50% of its gross revenues or net profits from...products or services related to [emphasis added] the real estate industry, like [emphasis added] building supplies or mortgage servicing.   Instruction 4 to Item 9(b)(1) of Form N-l A defines "concentration" as "investing more than 25% of a Fund's net assets in a particular industry or group of industries." Please clarify the particular industry or group of industries in which the Fund will concentrate in accordance with Instruction 4 to Item 9(b)(1) of Form N-l A.

Response:  The disclosure has been clarified to state that all of the Fund’s investments will be in securities principally involved in the real estate industry.

4.  The paragraph, "Concentration in Any One Industry Other than Real Estate," states that "the Fund may not invest 25% or more of its net assets in the securities of issuers conducting their principal business activities in any one industry." Please revise this policy to add the phrase "or group of industries." See Section 8(b)(1) of the 1940 Act.

Response:  The disclosure has been amended as requested.

5.  Please explain to us how the Fund's diversification policy, which is based on "net assets," is consistent with Section 5(b)(1) of the 1940 Act.

Response:  Please note that the reference to “net assets” was an inadvertent error and has been amended to “total assets” to be consistent with Section 5(b)(1) of the 1940 Act.

Management, page B-4

1.  Please clarify whether, as indicated by the table, the Fund has a classified Board.

Response:  Please note that the Board was de-classified upon approval of the shareholders on March 24, 2011.  Accordingly, the references to any classification of the Board have been deleted.

2.  In the biographies of Mssrs. Hertl, Schacht, Steward, and Vitalie, please include all the dates of their employment, all of their employment titles, and the dates during which they held their titles.

Response:  The disclosure has been amended as requested.

3.  The Board of Trustees apparently does not have a chairman and it does not have a lead independent trustee. Please disclose why the Board believes that this lack of a formal leadership structure is appropriate given the specific characteristics of the Fund.

Response:  Please note that the disclosure has been revised to disclose that Mr. Vitalie has served as the Fund’s chairman since March 2011.  Prior to that, Mr. Lewis served as the Fund’s chairman.  Additionally, Mr. Hertl, as the Chair of the Audit Committee, has served in the capacity of lead independent trustee when necessary.  Accordingly, the Board believes that its formal leadership structure is appropriate.

Board composition and Leadership Structure, page B-6

1.  The disclosure in this section states: "The Board believes that its structure facilitates the orderly and efficient flow of information...The Board further believes that its structure allows all of the trustees to participate in the full range of the Board's oversight responsibilities. These beliefs are unsubstantiated. Please disclose the bases for these beliefs.

Response:  The Board has found that having an interested Chairman has been informative during the Fund’s initial growth stages and during the recent transitions that the Fund has experienced.  Each of Mr. Winkler, then Mr. Lewis, and now Mr. Vitalie, is involved on a daily basis with matters relating to the management of the Fund, which has enabled each of them to effectively and thoroughly communicate information to the Board on a timely basis.  In addition, establishing committees comprised of all of the independent trustees has allowed for each trustee to be informed of matters relating to the Fund.  For example, the input of all trustees was valuable when seeking to identify potential trustees to elect following the death of Mr. Winkler.

2.  The disclosure also states that "given the specific characteristics and circumstances of the Fund as described above, the Fund has determined that the Board's leadership structure is appropriate." Please disclose what "characteristics and circumstances of the Fund" are referred to by this statement. See Item 17(b)(1) of Form N-1A.

Response:  The disclosure has been amended to disclose that the Fund believes that the Board’s leadership is appropriate considering the recent developments of the Fund such as the conversion from a closed-end interval fund to an open-end fund and its change of control, along with the Fund’s concentration in the real estate industry.

3.  Please disclose Mr. Lewis's qualifications to serve as the Fund's Chief Compliance Officer.

Response:   In the initial year of the Fund, Mr. Lewis served as Chief Compliance Officer, with the support of US Bancorp Fund Services, as the Fund’s fund accounting agent, and Fund counsel to assist when necessary.  Mr. Lewis has a working knowledge of the federal securities laws to an adequate degree to satisfy the Fund’s needs during its initial period of operations.  The Board anticipates appointing a more seasoned CCO as the Fund’s assets grow.

December 31, 2010 Financial Statements filed on Form N-CSR

1.  In future filings, please conform the disclosure in the second paragraph on page 9 under the heading "Actual Expenses" to the requirements of Item 27(d)(1) of Form N-l A by using $8,600 as an example rather than $9,200.

Response:  The Registrant will provide such disclosure in future reports.

2.  The Statement of Assets and Liabilities on page 13 discloses $40,568 as "Payable to Trustees". This amount represents the entire expense for the year. Supplementally inform the staff when these expenses were paid.

Response:  Annual Trustees fees of $30,000 for serving during the year ended December 31, 2010 were paid on April 7, 2011.  Any remaining fees and expenses are expected to be paid in the second quarter of 2011.

3.  The Statement of Operations on page 14 includes a line item for "Reports to Shareholders" with no corresponding dollar amount. Is this correct?

Response:  The correct amount should be $888 as printed in the 2010 Annual Shareholder Report.  The Registrant will file an amended Form N-CSR.

4.  In future filings, in the "Foreign Currency" note on page 19, disclose the practice of either including or excluding that portion of realized and unrealized gains and losses from investments that result from foreign currency changes with or from other foreign currency gains and losses. See the AICPA Audit Guide of Investment Companies as of May 1, 2010, ARA-INV 7.110.

Response:  The Registrant will provide such disclosure in future filings.

5.  In future filings, in the "Fees and Transactions with Affiliates" note on page 20, include the following disclosures:

-the date through which the "Expense Limitation Agreement" is in effect,

- whether the "Expense Limitation Agreement" excludes Acquired Fund Fees and Expenses,

-the amount and year of expiration of previously waived or absorbed expenses that are subject to future repayment to the Adviser, and

-a statement that prior year expenses can only be recaptured if the current year expense ratio is less than the expense cap in place at the time the prior year expenses were waived.

Response:  The Registrant will provide such disclosure in future filings.

6.  Was the fund in compliance with Rule 30e-l of the Investment Company Act of 1940? What date was the December 31, 2010 annual report transmitted to stockholders?

Response:  Please note that the mailing of the December 31, 2010 annual report commenced on March 1, 2011.

7.  In future filings include the disclosure requirement of Instruction 6(d) to Form N-2, or the equivalent requirement of Form N-l A in the "Proxy Voting" disclosure on page 28.

Response:  The Registrant will provide such disclosure in future filings.

8.  In future filings include the disclosure requirements of Instruction 4(e) to Form N-2, or the equivalent requirement of Form N-l A in the "Management of the Fund" disclosure on page 29. Specifically, disclose the term of office of each Director.

Response:  The Registrant will provide such disclosure in future filings.

9.  The disclosure included in "Item 8. Portfolio Managers of Closed-End Management Investments Companies" does not meet the requirements of Form N-CSR, Item 8(a)(1). Specifically, disclose the length of service and the business experience of the portfolio manager for the past 5 years.

The Registrant will update the disclosure and file an amended Form N-CSR.

10.  The disclosure included in "Item 8. Portfolio Managers of Closed-End Management Investments Companies" does not appear to meet the specificity requirements of Form N-CSR, Item 8(a)(3).

The Registrant will update the disclosure and file an amended Form N-CSR.

Form N-PX filed August 17, 2010

1.  The Form N-PX does not appear to meet the specific disclosure requirements of Item 1 (e) of Form N-PX. For example, many "Proposals" are listed simply as "Management Proposal".

Response:  The Registrant will update the disclosure and file an amended Form N-PX.

*    *    *    *    *    *    *    *    *    *
On behalf of the Company, Andrew J. Duffy, President, acknowledges by letter under separate cover dated and filed on April 18, 2011, that:  in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Registration Statement; the Staff’s comments or changes in disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and it will not assert the Staff’s review process as defense in any action by the Commission or any securities related litigation against the Company.

Should you have any questions or comments regarding the above, please phone me at (212) 885-5339.

Very truly yours,

/s/ Kristina L. Trauger

Kristina L. Trauger

KLT/dc